SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Integrity Applications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45824Q101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 45824Q101	SCHEDULE 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Avner Gal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 586,669 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 586,669 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,669 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.71% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)           See Item 4(a).
(2)           See Item 4(b).

CUSIP No. 45824Q101	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer.

Integrity Applications, Inc.

Item 1(b).               Address of Issuer’s Principal Executive Offices.

102 Ha’Avoda Street, P.O. Box 432, Ashkelon, Israel 78100.

Item 2(a).               Name of Person Filing.

Avner Gal.

Item 2(b).	Address of Principal Business Office.

102 Ha’Avoda Street, P.O. Box 432, Ashkelon, Israel 78100.

Item 2(c).	Citizenship.

Mr. Gal is a citizen of Israel.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number.

45824Q101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), identify the status of the person filing.

Not applicable.

Item 4.	Ownership.

(a)  Amount beneficially owned:

Mr. Gal beneficially owned 586,669 shares of Common Stock as of December 31, 2013.  This amount includes 176,518 shares of Common Stock issuable upon the exercise of outstanding stock options exercisable within 60 days.

(b)  Percent of class:

The shares of Common Stock reported in Item 4(a) of this report represent 10.71% of the outstanding shares of Common Stock, based on 5,301,693 shares of Common Stock outstanding as of November 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, as filed with the SEC on November 14, 2013.

CUSIP No. 45824Q101	SCHEDULE 13G	Page 4 of 5 Pages

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or direct the vote:   586,669 (1).

(ii)  Shared power to vote or direct the vote:   0.

(iii)  Sole power to dispose or direct the disposition of:   586,669 (1).

(iv)  Shared power to dispose or direct the disposition of:   0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 45824Q101	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2014
/s/ Avner Gal Avner Gal